[redacted]

08030451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45039 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade. 7A
(No. and Street)

St. Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Velez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr. 165 Suite 410 (Address) Guaynabo (City) PR (State) 00968 (Zip Code)

SEC Mail Processing Section

FEB 28 2008

Washington, DC
101

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Virgin Islands Securities Inc, as of 31 December, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Cook
Signature

Finance + Operations Principal
Title

ANTONIA VELAZQUEZ
NOTARY ... OF NEW JERSEY
...4318
My Commission Expires May 05, 2011

Antonia Velazquez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

## CONTENTS

Horwath Vélez & Co. PSC
*Certified Public Accountants / Business Advisors*

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheets of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2007 and 2006 and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 26, 2008
License No. 16
San Juan, Puerto Rico

Stamp number 2303593 was affixed to the original of this report.

## SESLIA VIRGIN ISLANDS SECURITIES, INC.
## (a subsidiary of Seslia & Company)

### BALANCE SHEETS - DECEMBER 31, 2007 AND 2006

### ASSETS

| | 2007 | 2006 |
|---|---|---|
| **Current assets:** | | |
| Cash | $ 189,545 | $ 111,307 |
| Accounts receivable | 18,152 | 33,134 |
| Due from parent | 34,410 | 56,434 |
| Prepaid expenses | 15,794 | 12,708 |
| Total current assets | 257,901 | 213,583 |
| **Property and equipment** | 2,497 | 6,372 |
| **Investment in marketable securities** | 41,563 | 72,191 |
| | $ 301,961 | $ 292,146 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| **Current liabilities:** | | |
| Current portion of long-term debt | $ 2,402 | $ 2,318 |
| Accounts payable | 36,562 | 12,330 |
| Accrued liabilities | 43,087 | 20,641 |
| Total current liabilities | 82,051 | 35,289 |
| **Long-term debt** | 4,207 | 6,643 |
| **Stockholders' equity** | 215,703 | 250,214 |
| | $ 301,961 | $ 292,146 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **Revenues:** | | |
| Fees income | $ 761,617 | $ 728,607 |
| Other income, NASD distribution | 35,000 | - |
| Total revenues | 796,617 | 728,607 |
| **Operating expenses:** | | |
| Fees and commissions | 284,561 | 254,501 |
| General and administrative | 546,036 | 435,236 |
| Depreciation | 3,873 | 5,525 |
| Total operating expenses | 834,470 | 695,262 |
| **Income (loss) from operations** | ( 37,853) | 33,345 |
| **Other income:** | | |
| Interest and dividends | 9,235 | 9,321 |
| **Income (loss) before income taxes and comprehensive income (loss)** | ( 28,618) | 42,666 |
| **Income taxes:** | | |
| Current, assuming no carryforward benefits | - | ( 7,922) |
| Deferred assets from losses reported | 4,026 | - |
| Benefit of loss carryforward | - | 7,922 |
| Change in valuation allowance | ( 4,026) | - |
| | - | - |
| **Net income (loss)** | ( 28,618) | 42,666 |
| **Other comprehensive income (loss):** | | |
| Net unrealized income (loss) on investment in marketable securities | ( 5,893) | 4,101 |
| **Comprehensive income (loss)** | $( 34,511) | $ 46,767 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## YEARS ENDED DECEMBER 31, 2007 AND 2006

| | Common stock | Additional paid-in capital | Retained earnings (accumulated deficit) | Accumulated other comprehensive income (loss) | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2006 | $ 41,314 | $ 175,995 | $( 6,947) | $( 6,915) | $ 203,447 |
| Net income | - | - | 42,666 | - | 42,666 |
| Other comprehensive income | - | - | - | 4,101 | 4,101 |
| Balance at January 1, 2007 | 41,314 | 175,995 | 35,719 | ( 2,814) | 250,214 |
| Net loss | - | - | ( 28,618) | - | ( 28,618) |
| Other comprehensive loss | - | - | - | ( 5,893) | ( 5,893) |
| Balance at December 31, 2007 | $ 41,314 | $ 175,995 | $ 7,101 | $( 8,707) | $ 215,703 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**STATEMENTS OF CASH FLOWS**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $( 28,618) | $ 42,666 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Realized loss on trading securities | 950 | - |
| Depreciation | 3,875 | 5,525 |
| Decrease (increase) in: | | |
| Accounts receivable | 14,982 | ( 9,942) |
| Prepaid expenses | ( 3,086) | ( 503) |
| Due from related parties | 22,024 | ( 39,286) |
| Increase (decrease) in: | | |
| Accounts payable | 24,232 | 2,666 |
| Accrued liabilities | 22,448 | 4,228 |
| Total adjustments | 85,425 | ( 37,312) |
| Net cash provided by operating activities | 56,807 | 5,354 |
| **Cash flows provided by (used in) investing activities;** proceeds from sale of marketable securities | 23,783 | - |
| **Cash flows from financing activities;** principal payments on long-term debt | ( 2,352) | ( 2,241) |
| **Net increase in cash** | 78,238 | 3,113 |
| **Cash,** beginning | 111,307 | 108,194 |
| **Cash,** ending | $ 189,545 | $ 111,307 |

**Supplemental disclosure of cash flows information**

| | | |
|---|---|---|
| Interest paid | $ 288 | $ 399 |

See notes to financial statements.

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**NOTES TO FINANCIAL STATEMENTS**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

**Nature of business:**

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business.

**Revenues and expenses:**

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

**Use of estimates:**

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

**Concentration of credit risk:**

The Company maintains its cash deposits in high credit financial institutions. Accordingly, the Company's management believes the Company is not exposed to any significant credit risk on it deposits.

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk do not represent a material risk loss with respect to the Company's financial position as of December 31, 2007.

At times, the Company provides advances to parent. The Company foresees no significant credit risk from the realization of the resulting receivable.

**Cash equivalents:**

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

**Property and equipment:**

Property and equipment are stated at cost. Depreciation is being provided by using the straight-line method over the estimated useful life of the related assets. The Company records impairments losses on long-lived assets used in operations when indicators of impairments are present. Based on current estimates, management does not believe impairment of the operating property is present.

**Investment in marketable securities:**

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

**Advertising:**

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31 2007 and 2006 amounted to $11,426 and $6,045, respectively.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

**Income taxes:**

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*. This statement requires an asset and liability approach in accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2007 and 2006, the resulting deferred tax asset from available carryforwards and losses has been fully allowed.

**Reclassifications:**

Certain 2006 balances have been reclassified to conform to the current year presentation.

## 2. RELATED PARTIES:

The most significant transactions with related parties consist of the following:

| | 2007 | 2006 |
|---|---|---|
| Management fees charged by Parent Company | $ 34,800 | $ 32,400 |
| Allocation of rent expense charged by Parent Company | $ 30,000 | $ 36,300 |

The balance due from parent is due in normal course of business. Said balance is unsecured and bears no interest.

## 3. PROPERTY AND EQUIPMENT:

| | 2007 | 2006 |
|---|---|---|
| Equipment | $ 51,462 | $ 51,462 |
| Furniture | 26,499 | 26,499 |
| | 77,961 | 77,961 |
| Less accumulated depreciation | ( 75,464) | ( 71,589) |
| | $ 2,497 | $ 6,372 |

## 4. INVESTMENT IN MARKETABLE SECURITIES:

The cost, fair value, and unrealized gain (loss) on investment in marketable securities for the years ended December 31, 2007 and 2006 follows:

| | Cost | Fair market value | Unrealized gain (loss) |
|---|---|---|---|
| **December 31, 2007** | | | |
| Mutual funds | $ 20,037 | $ 14,773 | $( 5,264) |
| Preferred stocks | 30,268 | 26,790 | ( 3,478) |
| | $ 50,305 | $ 41,563 | $( 8,742) |
| **December 31, 2006** | | | |
| Mutual funds | $ 20,037 | $ 17,959 | $( 2,078) |
| Preferred stocks | 54,968 | 54,232 | ( 736) |
| | $ 75,005 | $ 72,191 | $( 2,814) |

## 5. LONG-TERM DEBT:

| | 2007 | 2006 |
|---|---|---|
| Term loan, payable to a financial institution; bearing interest at approximately 4%, due in monthly installments of $220 including interest through August 2010; guaranteed by certain fixed assets | $ 6,609 | $ 8,961 |
| Less current portion | ( 2,402) | ( 2,318) |
| | $ 4,207 | $ 6,643 |

As of December 31, 2007, the aggregate annual maturities of long-term debt follows:

| Year ending December 31, | Amount |
|---|---|
| 2008 | $ 2,402 |
| 2009 | 2,492 |
| 2010 | 1,715 |
| | $ 6,609 |

## 6. STOCKHOLDER'S EQUITY:

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2007 and 2006, 1,081 shares were outstanding.

## 7. INCOME TAXES:

The reconciliation between results of operations per financial statements and per tax return follows:

| | 2007 | 2006 |
|---|---|---|
| Net income (loss) before taxes per financial statements | $( 28,618) | $ 42,666 |
| Add reconciling items: | | |
| Depreciation | 1,903 | 1,903 |
| Meals and entertainment expense | 1,241 | 946 |
| Loss on investments | 950 | - |
| Contributions | 123 | 2,500 |
| Net income (loss) per tax return | $( 24,401) | $ 48,015 |

As of December 31, 2007, the Company has available operating losses carryyforward that maybe applied against future taxable expiring as follows:

| Year ending December 31, | Amount |
|---|---|
| 2025 | $ 32,953 |
| 2028 | 24,401 |
| | $ 57,354 |

## 8. RENTAL COMMITMENTS:

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2007 and 2006 amounted to $30,000 and $36,300, respectively. Future minimum lease payments required under the long-term operating lease agreement at December 31, 2007 are as follows:

| Year ending December 31, | Amount |
|---|---|
| 2008 | $ 30,000 |
| 2009 | 30,000 |
| 2010 | 20,000 |
| | $ 80,000 |

## 9. EMPLOYEE BENEFIT PLANS:

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2007 and 2006 amounted to $9,212 and $6,185, respectively.

Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 26, 2008
License No. 16
San Juan, Puerto Rico

Stamp number 2303594 was
affixed to the original of this
report.

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**SCHEDULE - I**
**SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| Salaries | $ 195,996 | $ 126,268 |
| Management fees | 34,800 | 32,400 |
| Employees benefits | 63,091 | 65,879 |
| Gross receipts taxes | 19,285 | 18,379 |
| Rent | 30,000 | 36,300 |
| Professional fees | 29,499 | 29,174 |
| Payroll taxes | 25,789 | 23,754 |
| Travel | 12,602 | 7,186 |
| Telephone | 19,929 | 22,436 |
| Advertising | 11,426 | 6,045 |
| Dues and subscriptions | 13,345 | 14,968 |
| Supplies | 14,286 | 4,455 |
| Postage | 7,652 | 9,190 |
| Fines and penalties | 17,500 | - |
| Repairs and maintenance | 7,789 | 5,667 |
| Pension plan | 9,212 | 6,185 |
| Meals and entertainment | 2,481 | 1,893 |
| Board meetings | 7,200 | - |
| Utilities | 8,152 | 9,023 |
| Training and educations | 20 | 312 |
| Insurance | 7,404 | 4,763 |
| Contributions | 123 | 2,500 |
| Equipment lease | - | 3,006 |
| Bank fees | 903 | 1,549 |
| Miscellaneous | 7,552 | 3,904 |
| | $ 546,036 | $ 435,236 |

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**SCHEDULE - II**
**SCHEDULES OF COMPUTATION OF NET CAPITAL**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **Net capital:** | | |
| Total stockholders' equity qualified for net capital | $ 215,703 | $ 250,214 |
| Deductions and/or charges: | | |
| Non-allowable assets furniture and equipment | ( 2,497) | ( 6,372) |
| Other assets | ( 15,794) | ( 12,708) |
| Due from parent company | ( 34,410) | ( 56,434) |
| Receivables over 30 days old | ( 18,153) | ( 17,821) |
| | ( 70,854) | ( 93,335) |
| Net capital before haircuts on securities positions | 144,849 | 156,879 |
| Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f): | | |
| Trading and investment securities: | | |
| Other securities | ( 6,234) | ( 12,323) |
| Other | - | - |
| | ( 6,234) | ( 12,323) |
| | $ 138,615 | $ 144,556 |
| **Aggregate indebtedness:** | | |
| Items included in consolidated statement of financial condition | $ - | $ - |
| Other liabilities | 86,258 | 41,932 |
| | 86,258 | 41,932 |
| **Computation of basic net capital requirement:** | | |
| Minimum net capital required | $ 5,000 | $ 5,000 |
| Excess net capital at 100% | $ 133,615 | $ 139,556 |
| Ratio, aggregate indebtedness of net capital | 65% | 30% |

**SESLIA VIRGIN ISLANDS SECURITIES, INC.**
**(a subsidiary of Seslia & Company)**

**SCHEDULE - III**
**SCHEDULES OF COMPLIANCE ITEMS**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

- No material inadequacies were found during the audit of Seslia Virgin Islands Securities, Inc.
- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2007 and 2006 or during those calendar years.
- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2007 and 2006 are as follows:

| | 2007 | 2006 |
|---|---|---|
| Unaudited net capital: | | |
| Focus - IIS Report | $ 156,115 | $ 144,556 |
| FINRA | ( 17,500) | - |
| | $ 138,615 | $ 144,556 |

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.

END